UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.__ )

LANTERN PHARMA INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

51654W 101

(CUSIP Number)

David S. Silberstein

Biological Mimetics, Inc.

124 Byte Drive

Frederick, Maryland 21702

(301) 471 0201

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 15, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51654W 101

1.	Names of Reporting Persons Biological Mimetics, Inc. I.R.S. Identification Nos. of above persons (entities only). 52-1968961
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 1,044,000*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,044,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.8%**
14.	Type of Reporting Person (See Instructions) CO

*	Represents 1,044,000 (after taking into effect of a 1.74 for 1 forward stock split effective June 11, 2020) shares of Common Stock acquired in a private placement from the Issuer.
**	Based on 6,217,577 shares of common stock outstanding as of June 15, 2020.

CUSIP No. 51654W 101

1.	Names of Reporting Persons David S. Silberstein I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 14,231(1)
	8.	Shared Voting Power 1,058,231(2)
	9.	Sole Dispositive Power 14,231
	10.	Shared Dispositive Power 1,058,231(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,058,231
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.0%*
14.	Type of Reporting Person (See Instructions)

(1)	Represents (i) previously issued options to purchase 5,096 shares (after giving effect of 1.74 for 1 forward stock split) of Common Stock at $1.03 per share and (ii) options to purchase 9,135 shares of Common Stock at $15.00 per share effective as of June 15, 2020.
(2)	Includes 1,044,000 (after giving effect of 1.74 for 1 forward stock split) shares of Common Stock owned by Biological Mimetics, Inc. of which Dr. Silberstein is a director and may be deemed to have voting and dispositive power over such shares.
(3)	Based on 6,217,577 shares outstanding as of June 15, 2020.

SCHEDULE 13D

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, with $0.0001 par value (the “Common Stock”), of Lantern Pharma Inc., a Delaware corporation (“Issuer”). The Issuer’s principal executive offices are located at Lantern Pharma Inc., 1920 McKinney Avenue, 7th Floor, Dallas, Texas 75201.

Item 2. Identity and Background

This statement is being filed by Biological Mimetics, Inc. (“BMI”) and Dr. David S. Silberstein, a director of the Issuer and director of BMI. BMI and Dr. Silberstein are collectively referred to as the “Reporting Person”:

1.	BMI.

(a)	BMI is a corporation organized under the laws of the Maryland to commercialize innovative pharmaceutical products.

(b)	The principal office for BMI is located at 124 Byte Drive, Frederick, Maryland 21702.

(c)	Within the last five years, BMI has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)	During the last five years, BMI has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

2.	Dr. David S. Silberstein.

Dr. Silberstein is a director of the Issuer. Dr. Silberstein is also a director of BMI. As a result, Dr. Silberstein may be deemed to have voting power over the shares held by BMI.

(a)	Dr. David S. Silberstein, an individual.

(b)	Dr. Silberstein’s business address is c/o Biological Mimetics, Inc., 124 Byte Drive Frederick, Maryland 21702.

(c)	Dr. Silberstein’s present principal occupation is the director of the Issuer, and is also a director of BMI.

(d)	Within the last five years, Dr. Silberstein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Dr. Silberstein has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Silberstein is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

BMI acquired beneficial ownership of 1,044,000 shares of the Issuer’s common stock in a private placement with private funds.

Dr. Silberstein received options to purchase (i) 5,096 shares of Common Stock at $1.03 per share; and (ii) 9,135 shares of Common Stock at $15.00 per share pursuant to equity grants by the Issuer for his services as a director to the Issuer.

Item 4. Purpose of the Transaction

The purpose of the Issuer’s equity grant transactions to Dr. Silberstein was for the Issuer to incentivize Dr. Silberstein to serve as a director of the Issuer and to align the Dr. Silberstein’s interests with the interests of the Issuer’s stockholders. The shares of the Issuer’s Common Stock held directly by BMI were acquired for investment purposes.

The Reporting Persons currently has no plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(c)	A sale or transfer of a material amount of assets of the Issuer;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)	Any action similar to any of those enumerated above.

The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions, in additional grants from the Issuer, or otherwise, to dispose of all or a portion of the Common Stock and/or other securities reported in this Statement, or to change his intention with respect to any or all of the matters set forth in (a) through (j) above or in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Persons are deemed to beneficially own an aggregate of 1,058,231 shares of Common Stock, which constitutes 17.0% ownership of the outstanding class of Shares, determined in accordance with Rule 13d-3(d)(1). The percentage calculation is based upon 6,217,577 shares of Common Stock outstanding as of June 15, 2020.

(b)	The following table sets forth the number of Shares as to which the Reporting Persons have (i) the sole power to vote or direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct disposition:

Reporting Person	Sole Voting Power	Shared Voting Power*	Sole Dispositive Power	Shared Dispositive Power*
BMI	0	1,044,000	0	1,044,000
Dr. Silberstein*	14,231	1,058,231	14,231	1,058,231

*	Dr. Silberstein is a director of the Issuer and director of BMI. As such, Dr. Silberstein is deemed to be the beneficial owner of all of the outstanding shares held by BMI.

(c)	Except as set forth herein, none of the Reporting Persons have effected any transactions in the Shares during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by reference in this Item 6.

In connection with the IPO, the Reporting Persons have entered into a standard lock-up agreement (the “Lock-up Agreement”), pursuant to which they agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities held by them for six months following the date of the underwriting agreement for the IPO. The description of the Lock-up Agreement included in this Schedule 13D does not purport to be a complete description and is qualified in its entirety by reference to the full text of the agreement, which is filed as part of this Schedule 13D as Exhibits 1 and 2 incorporated by reference herein.

Item 7. Materials to be Filed as Exhibits

Exhibit 1 –	Lock-Up Agreement, Biological Mimetics, Inc. dated May 14, 2020
Exhibit 2 –	Lock-Up Agreement, David Silberstein dated May 15, 2020
Exhibit 3 –	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Biological Mimetics, Inc.,
A Maryland, corporation

By:	/s/ David S. Silberstein
Title:	Director
Date:	June 22, 2020

David S. Silberstein

/s/ David S. Silberstein
David S. Silberstein, an individual
Date: June 22, 2020